Exhibit 99.1

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Launches New Pivotal Sales Force Automation

Solution at the Gartner Customer 360

GARTNER Customer 360 Summit, Los Angeles, CA. March 31, 2011 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud technologies, today announced the availability of Pivotal Sales Force Automation, a new sales module developed on its innovative Pivotal 6.0 CRM platform that automates sales processes and helps enhance relationships with customers.

The new Sales Force automation application incorporates best practices along with functionality in account management, lead management and processing, configurable opportunity management, executive level forecasting, group level forecasting, individual level forecasting, pricing and discounts, quote and proposal management, order capture, geocoding and mapping and configurable sales business logic.

CDC Pivotal CRM 6.0, built on the .Net Framework, is an agile business application development platform that optimizes the use of Microsoft tools and technologies and features a suite of modular applications. It provides task-based navigation, embedded Microsoft Office SharePoint Server and Microsoft Office System applications, easy customization, a smart client user interface, high-user adoption and a low total cost of ownership (TCO). With Microsoft SharePoint and Microsoft Visual Studio Form Designer embedded in Pivotal CRM 6.0, the CRM system can become a hub for all business activities and collaborations, allowing users to complete much of their daily work without having to switch back and forth between multiple applications. With Microsoft Outlook embedded, data synchronization is seamless between the CRM system and Outlook inbox, and users can complete their calendaring, task, or e-mail activities in either application. Pivotal CRM also features easier customization, enhanced searching and reporting, ease of use, and the flexibility to conform to the unique business requirements of a business, all of which help increase user adoption and lead to overall higher worker productivity.

According to a Gartner, Inc., July 28, 2010 Magic Quadrant for Sales Force Automation report by Robert P. Desisto, “Product-driven transactional sales organizations will find value in basic lead and opportunity management capabilities to reduce sales cycles and improve sales management visibility.”

“CDC Software’s new Pivotal Sales Force Automation solution can help businesses improve overall sales performance by efficient management of leads, opportunities, forecasting, quotes and proposals, and better monitoring of business performance, as well as optimized collaboration of sales data across individuals and teams,” said Jason Rushforth, president of Front Office business for CDC Software. “This new solution, with our award-winning Pivotal 6.0 platform, provides users with superior performance, usability, flexibility, and advanced integration with Microsoft technologies that can ultimately shorten the sales cycle and increase productivity, while helping create customers for life.”

About Gartner Customer 360 Summit

The Gartner Customer 360 Summit is a comprehensive event offering the latest customer strategies and technologies, how those technologies affect your customer relationship initiatives, and what organizational and cultural changes must occur to meet your company’s goals. Additional information is available at www.gartner.com/us/crm, which is not part of this press release.

About Pivotal CRM

CDC Software’s Pivotal CRM is a flexible, powerful customer relationship management solution for organizations that want to use CRM strategically by modeling, enhancing and streamlining their unique sales, marketing, and customer service processes. Built with the user experience in mind, Pivotal CRM offers significant flexibility and customizability, enabling organizations to tailor the system precisely to their users’ needs. With a Microsoft-style interface and role- and task-based navigation, Pivotal CRM is an easy-to-use system that reduces the learning curve and helps increase user adoption. Pivotal CRM embeds Microsoft Outlook and SharePoint and tightly integrates with the Microsoft Office suite, bringing data to the user when and where they need it, for optimal efficiency.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to our beliefs regarding Pivotal CRM and the Pivotal Sales Force Automation sales module, including the features and benefits thereof, our beliefs regarding our market and competitive position, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the continued ability of our products to address industry and customer requirements; demand for and market acceptance of new and existing solutions; the acceptance of our products in new territories and geographies; the ability and willingness of our partners to fulfill any obligations they may have to us; and the development of new functionalities that would allow customers to operate more effectively. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of this press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. Results may vary from customer to customer, based upon particular facts and circumstances. Any website addresses provided herein for parties other than the company or its subsidiaries or affiliates, are not part of this press release and the contents such websites are not incorporated herein or adopted in any way by the company. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future results.